

September 4, 2024

David Zaslav
President and Chief Executive Officer
Warner Bros. Discovery, Inc.
230 Park Avenue
New York, NY 10003

> **Re: Warner Bros. Discovery, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Form 8-K filed May 9, 2024**
> **File No. 001-34177**

Dear David Zaslav:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology